Norampac Inc. Acquires

Johnson Corrugated Products Corp.

Montreal, Quebec, April 5, 2004 - Norampac Inc. announces the acquisition of the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut, located less than 60 kilometres from Providence, Rhode Island. This investment will allow Norampac to increase its integration level and its North American presence.

This facility has an annual capacity of more than 750 million square feet and has a workforce of approximately one hundred employees. Founded in 1964, this independent corrugated plant specializes in the production manufacture of all kinds of corrugated boxes: from the traditional, multi-purpose regular slotted box, to the die-cut box or extra large box. Its strategic location in the heart of New England will allow the plant to draw on the synergies of the Buffalo, New York, Leominster and Schenectady plants.

"This new acquisition is an interesting opportunity for us to increase our presence in the Northeastern United States and fits perfectly with our development strategy," explains Marc-André Dépin, Norampac Inc. President and Chief Executive Officer.

Furthermore, with the addition of a new press at the Thompson plant in 2003, Norampac will be in a position to supply an even higher quality product to its ever-loyal customers, as well as to its future customers.

Norampac owns eight containerboard mills and twenty-five corrugated products plants in Canada, the United States and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

Information:                                  Source:

Anne-Marie Gagné                                                                                   Marc-André Dépin
Communications Manager                                                                       President and Chief Operating Officer

Norampac Inc.                                                                                          Norampac Inc.

(514) 284-9873

anne-marie_gagne@norampac.com                                                        marc_andre_depin@norampac.com